UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 333-86012

AMERISOURCEBERGEN CORPORATION EMPLOYEE INVESTMENT PLAN

(Full title of the plan)

AMERISOURCEBERGEN CORPORATION

(Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Chesterbrook, PA	19087-5594
(Address of principal executive offices of issuer of securities)	(Zip code)

AMERISOURCEBERGEN EMPLOYEE INVESTMENT PLAN

(FORMERLY AMERISOURCE CORPORATION EMPLOYEE INVESTMENT PLAN)

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and for the year ended December 31, 2002 with Report of Independent Auditors

AmerisourceBergen Employee Investment Plan

(formerly AmeriSource Corporation Employee Investment Plan)

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and for the year ended

December 31, 2002

Contents

Report of Independent Auditors	1

Audited Financial Statements

Statements of Assets Available for Benefits	2

Statement of Changes in Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	9

Signature	10

Independent Auditors’ Consent—Exhibit 23	11

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Exhibit 99.1	12

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Exhibit 99.2	13

Report of Independent Auditors

The Trustees

AmerisourceBergen Employee Investment Plan

We have audited the accompanying statements of assets available for benefits of the AmerisourceBergen Employee Investment Plan (formerly AmeriSource Corporation Employee Investment Plan) as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis, and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

June 25, 2003
Philadelphia, Pennsylvania

AmerisourceBergen Employee Investment Plan

(formerly AmeriSource Corporation Employee Investment Plan)

Statements of Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments	$257,978,884	$77,111,070
Contributions receivable:
Employer	2,313,027	134,713
Participants	—	182,426

Total receivables	2,313,027	317,139

Assets available for benefits	$260,291,911	$77,428,209

See accompanying notes.

AmerisourceBergen Employee Investment Plan

(formerly AmeriSource Corporation Employee Investment Plan)

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2002

Additions:
Investment income:
Interest and dividends	$4,574,364
Contributions:
Participants	9,971,428
Employer	7,124,007

17,095,435
Transfer in from merged plans	215,221,938

Total additions	236,891,737
Deductions:
Net depreciation in fair value of investments	34,045,189
Benefits paid directly to participants	19,948,207
Administrative expenses	34,639

Total deductions	54,028,035

Net increase	182,863,702
Assets available for benefits:
Beginning of year	77,428,209

End of year	$260,291,911

See accompanying notes.

AmerisourceBergen Employee Investment Plan

(formerly AmeriSource Corporation Employee Investment Plan)

Notes to Financial Statements

December 31, 2002

1. Description of Plan

The following description of the AmerisourceBergen Employee Investment Plan (formerly the AmeriSource Corporation Employee Investment Plan) (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Amendment and Restatement

The Plan was amended and restated effective July 1, 2002 to reflect: (1) specific design changes intended to implement the integration of the benefits programs of AmeriSource Health Corporation and Bergen Brunswig Corporation as a result of the merger of these companies with and into AmerisourceBergen Corporation which was consummated August 29, 2001; (2) the name change of the Plan from the AmeriSource Corporation Employee Investment Plan to the AmerisourceBergen Employee Investment Plan as a result of the merger of the Bergen Brunswig Pre-Tax Investment Retirement Account Plus Employer Contribution Plan with and into the AmerisourceBergen Employee Investment Plan and its related trust to form a single Plan within the meaning of Section 414(l) of the Internal Revenue Code; and (3) the amendment and restatement of the Plan to comply with provisions of “GUST” and The Economic Growth and Tax Relief Reconciliation Act of 2001.

General

The Plan is a defined contribution plan that covers eligible employees of AmerisourceBergen Corporation and affiliated companies (the Company), who have at least 30 days of continuous employment (six months of continuous employment prior to July 1, 2002) or 1,000 hours of service during 12 consecutive months, beginning with the first hour of service, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute between 2% and 18% of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Through June 30, 2002, the Company contributed to the Plan for each participating employee who was employed by the Company on the last day of each calendar month,

AmerisourceBergen Employee Investment Plan

(formerly AmeriSource Corporation Employee Investment Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions (continued)

an amount equal to 50% of the participant’s contributions up to 6% of eligible pretax compensation. Effective July 1, 2002, the Company contributes to the Plan for each participating employee an amount equal to 100% of the participant’s contributions up to the first 3% of eligible pretax compensation and 50% of the participant’s contributions for the next 2% of eligible pretax compensation.

Additional amounts may be contributed, to each participating employee who is employed by the Company on the last day of the Plan year, at the discretion of the Company’s Board of Directors.

Upon enrollment, a participant may direct the investment of employee and employer contributions to any of the Plan’s fund options. Participants may change their investment options at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with benefits paid directly to the participant and allocations of (a) administrative expenses and (b) plan losses. Allocations are based on participant earnings, losses, or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The balance of forfeited nonvested accounts was not material as of December 31, 2002. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon. Prior to July 1, 2002, vesting in the Company contribution plus actual earnings or losses thereon was based on years of continuous service. Effective July 1, 2002, participants are immediately vested in their Company matching contribution plus actual earnings or losses thereon. Vesting in the Company discretionary contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service as follows: 25% per year after two years of credited service until they are 100% vested after five years of credited service.

AmerisourceBergen Employee Investment Plan

(formerly AmeriSource Corporation Employee Investment Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding year, or 50% of their vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1% as determined by the Plan Administrator on the date the loan is processed. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in annual installments in certain situations as defined in the Plan document. Participants with a vested account value of less than $5,000 will be paid in a lump-sum as soon as practicable after retirement, termination, disability or death of the participant. In certain situations, such as in cases of financial hardship, a participant who is an active employee may elect to withdraw a portion of his or her vested account balance.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

AmerisourceBergen Employee Investment Plan

(formerly AmeriSource Corporation Employee Investment Plan)

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Common stock is valued at the closing value on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Depreciation in Fair Value of Investments
Common stock	$17,660,227
Shares of registered investment companies	16,384,962

$34,045,189

AmerisourceBergen Employee Investment Plan

(formerly AmeriSource Corporation Employee Investment Plan)

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan’s assets are as follows:

	December 31
	2002	2001
Fidelity Investments:
Magellan Fund	$47,362,525	$19,370,630
Equity-Income Fund*	—	9,719,899
OTC Portfolio*	—	4,976,937
Retirement Money Market Portfolio*	—	10,737,875
Freedom 2020 Fund**	13,216,893	—
Managed Income Portfolio II**	82,718,081	—
AmerisourceBergen Corporation Stock Fund	54,959,725	19,774,142

*	Investments represent less than 5% of the Plan’s assets at December 31, 2002

**	Investments represent less than 5% of the Plan’s assets at December 31, 2001

4. Income Tax Status

The Plan has received a determination letter dated March 20, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

5. Transfer in from Merged Plan

Effective July 1, 2002, the AmerisourceBergen Corporation Board of Directors approved the merger of the Bergen Brunswig Pre-Tax Investment Retirement Account Plus Employer Contribution Plan with the AmerisourceBergen Employee Investment Plan. The effect of the merger increased the Plan assets by $215,221,938.

6. Parties-in-Interest Transactions

Certain Plan investments are shares of mutual and trust funds managed by Fidelity, therefore, such transactions qualify as part-in-interest.

The Plan held investments in AmerisourceBergen securities with a fair value of $54,959,725 and $19,774,142 as of December 31, 2002 and 2001, respectively. Dividends of approximately $50,909 were received during the year December 31, 2002.

The Company paid the majority of the administrative expenses of the Plan for the year ended December 31, 2002.

AmerisourceBergen Employee Investment Plan

(formerly AmeriSource Corporation Employee Investment Plan)

EIN-23-2353106 Plan-010

Schedule H, Line 4i—

Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*Fidelity Investments:
Magellan Fund	599,829 shares	$47,362,525
Growth Company Fund	266,514 shares	9,439,930
Low-Priced Stock Fund	42,682 shares	1,074,294
Diversified International Fund	419,625 shares	7,200,767
Mid-Cap Stock Fund	20,711 shares	336,761
Freedom Income Fund	41,264 shares	437,399
Freedom 2000 Fund	25,947 shares	285,679
Freedom 2010 Fund	76,304 shares	872,917
Freedom 2020 Fund	1,242,189 shares	13,216,893
Freedom 2030 Fund	53,997 shares	552,926
Managed Income Portfolio II	82,718,081 shares	82,718,081
Spartan U.S. Equity Index Fund	344,562 shares	10,733,095
Freedom 2040 Fund	5,549 shares	32,517
PIMCO Total Return ADM	960,727 shares	10,250,960
MSI Small Company Growth B	11,454 shares	83,155
Oakmark Select I	43,072 shares	1,025,972
AF Washington Mutual	316,298 shares	7,436,155
*AmerisourceBergen Corporation Stock Fund	1,011,963 shares of common stock	54,959,725
IKON Stock Fund	39,227 shares of common stock	280,471
*Participant loans	Interest rates ranging from 5.75% to 11.0%	9,678,662

		$257,978,884

*	Indicates party-in-interest to the Plan.

“Cost” is not applicable, as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERISOURCEBERGEN CORPORATION EMPLOYEE INVESTMENT PLAN

By:	/s/ JEANNE B. FISHER
Jeanne B. Fisher Senior Vice President, Human Resources AmerisourceBergen Corporation

June 30, 2003